UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-49929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Access National Corporation Profit Sharing Plan
(As Restated April 1, 2017)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191

ACCESS NATIONAL CORPORATION
PROFIT SHARING PLAN
RESTON VA, 20191

REQUIRED INFORMATION

The Access National Corporation Profit Sharing Plan (As restated April 1, 2017) (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan as of December 31, 2017 and 2016, and for the year ended December 31, 2017, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Access National Corporation Profit Sharing Plan
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Access National Corporation Profit Sharing Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan's auditor since 2004
Richmond, Virginia
June 29, 2018

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Investments
Mutual funds	$26,505,265	$15,674,209
Self-directed brokerage accounts	5,673,566	5,138,988
	32,178,831	20,813,197
Fully benefit-responsive investment contract at contract value	389,258	439,776
Total Investments	32,568,089	21,252,973
Receivables:
Employer contribution	520,360	368,933
Employee deferrals	76,721	—
Notes receivable from participants	724,020	490,515
Total receivables	1,321,101	859,448

Cash	85	2,520

Net assets available for benefits	$33,889,275	$22,114,941

See accompanying notes to the financial statements.

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2017

2017
Additions to net assets attributed to:
Investment Income:
Net realized and unrealized appreciation	$3,375,910
Dividends	462,082

3,837,992

Interest on participant notes receivable	27,903

Contributions:
Employer	1,031,749
Participant	2,317,288
Rollovers	8,085,874
11,434,911

Total additions	15,300,806

Deductions from net assets attributed to:
Benefits paid to participants	3,960,213
Administrative expenses	141,432

Total deductions	4,101,645

Net increase	11,199,161

Transfers into Plan	575,173
.
Net assets available for benefits:
Beginning of period	22,114,941

End of period	$33,889,275

See accompanying notes to the financial statements.

ACCESS NATIONAL CORPORATION
PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Access National Corporation Profit Sharing Plan (As Restated April1, 2017) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a Profit Sharing Plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code (IRC or Code) and covers eligible employees of Access National Corporation (the Company) and its subsidiaries. The Plan was originally established in 2000 and was last restated April 1, 2017. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Employees of the Company and its subsidiaries are eligible to participate in the Plan if they have completed six months of service, as defined by the Plan, and have attained age 21. Participation in the Plan is automatic with a 3 percent minimum contribution amount. Eligible employees may elect to opt out of participating in the Plan by providing written correspondence. Eligible employees may also elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute, at its discretion, a percentage of the participant’s salary deferral contribution, to be determined each year (the employer matching contribution). Employer matching contributions of $520,360 and $368,933 were made subsequent to December 31, 2017 and 2016, respectively, and are reflected under receivables in the Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016, respectively.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, employer matching contributions, if any, and an allocation of Plan earnings or losses on such contributions. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions as defined in the Plan, and payroll voluntary contribution elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Participants become 100 percent vested in the employer matching contribution and earnings thereon after completion of three years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in a lump sum payment.

Investment Options: All assets in the Plan are invested as directed by individual participants. Participants are given the option to direct account balances and all contributions into mutual funds, money market funds and personal brokerage accounts. The Company’s common stock is not a direct investment option and can only be acquired through the personal brokerage account.

Notes Receivable from Participants: Participants may borrow from their Plan accounts, in accordance with the Plan’s terms and applicable law, up to the lesser of $50,000 or 50 percent of the participant’s vested interest in the Plan for terms not to exceed five years, unless the loan is for the purchase of a principal residence. Loans to participants are evidenced by promissory notes and are secured by the balance in the participant’s account. Loan principal and interest payments are made in accordance with the note’s amortization schedule. Participants repay loan principal and interest through payroll deductions.

In-service Withdrawals: A Plan participant may request an in-service withdrawal if he or she has attained age 59-1/2.

Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100 percent vested. Forfeitures may be used to reduce future employer matching contribution expense to the Plan, to pay administrative expenses of the Plan or to fund a qualified non-elective contribution. As of December 31, 2017, forfeitures of $93,962 were available for these purposes. Forfeitures were not used to pay administrative expenses of the Plan for the Plan year ended December 31, 2017.

Expenses: Certain administrative expenses are paid by the Plan as provided by the Plan document. All other administrative expenses are paid by the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition: The mutual funds investments and the self-directed brokerage accounts held by the Plan are shown at fair value. The fully benefit-responsive investment contracts are carried at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales are recorded on a trade date basis. Income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are carried at unpaid principal plus accrued interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, and through participants’ self-directed brokerage accounts, investments with readily determinable market values including common stock of the Company. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Recent Accounting Pronouncements: In January 2016, FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Management believes the implementation of ASU 2016-01 will not have a material effect on its financial statements.

Fair Value Measurements: The Plan measures certain financial assets and liabilities at fair value in accordance with ASC 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels within the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices for identical or similar assets in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Common stock - Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds - Valued at the net asset value of shares held by the Plan at year end.

The following tables summarize investments measured at fair value on a recurring basis:

	Investment Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$28,663,164	$—	$—	$28,663,164
Common stocks	3,515,667	—	—	3,515,667
Total investment assets at fair value	$32,178,831	$—	$—	$32,178,831

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$17,393,033	$—	$—	$17,393,033
Common stocks	3,420,164	—	—	3,420,164
Total investment assets at fair value	$20,813,197	$—	$—	$20,813,197

NOTE 3 — RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTE 4 — FIXED INCOME GUARANTEED OPTION

The Plan has a fully benefit-responsive guaranteed investment contract ("GIC") with Standard Insurance Company. Standard Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned, thus is considered a traditional investment contract. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value. Contract value, as reported to the Plan by Standard Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Standard Stable Asset Fund II is a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. As of December 31, 2017, the yield earned and net crediting interest rate was 2.35 percent after deduction of Plan administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Under the terms of the existing contract, the crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate is currently reset on a semiannual basis and will not be less than the guaranteed minimum interest rate of 1%.

Certain events may limit the ability of the Plan to transact at contract value with Standard Insurance Company. Such events include termination of the contract, spin-offs, divestitures, layoffs, corporate relocation, partial or total plan termination, retirement incentive programs, and the liberalization of plan withdrawal or transfer rules. Upon occurrence of any of these events, a market value adjustment or other withdrawal restrictions may apply. The Plan sponsor may choose to pay the market value adjustment directly, if applicable, so that participants’ contract values are not affected. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

NOTE 5 — RELATED-PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefits Consultants, Inc., the Plan record keeper, and Mid-Atlantic Trust Company, the Custodian, totaled $131,029 for the year ended December 31, 2017.

Transactions in Access National Corporation common stock also qualify as party-in-interest transactions. As of December 31, 2017 and 2016, the Plan held 99,877 shares of Access National Corporation valued at $2,780,564 and 103,420 shares of Access National Corporation value at $2,870,941, respectively. Notes receivable from participants also reflect party-in-interest transactions.

NOTE 6 — TAX STATUS

The Plan is a non-standardized prototype and has received an opinion letter from the Internal Revenue Service dated March 31, 2014, stating that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 7 - PLAN RESTATEMENT

On April 1, 2017, the Plan sponsor merged its corporation with Middleburg Financial Corporation. As such, the Plan was amended and restated on April 1, 2017 so as to allow the employees of this newly merged entity to participate in the Plan based on eligibility requirements that had been satisfied under their employment with Middleburg Financial Corporation as well as to allow for transfers out of the Middleburg Financial Corporation legacy plan and into the Access National Corporation Profit Sharing Plan (As Restated).

NOTE 8 — SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 29, 2018, the date the financial statements were available to be issued and there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

SUPPLEMENTAL SCHEDULE

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN
EIN 82-0545425, Plan 001
Form 5500, Schedule H, Item 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2017

(a)	( b ) Identity of issue	( c ) Description of Investments	(d) Cost ***	(e) Current Value
	American Funds Cap World Growth & Income R6	Mutual Fund		$1,973,023
	American Funds Income Fund of America R6	Mutual Fund		8,265,212
	American Funds Wash Mutual Invest R6	Mutual Fund		924,296
	Dodge & Cox Income Fund	Mutual Fund		630,349
	Fidelity High Income Fund	Mutual Fund		224,577
	Fidelity Mid-Cap Stock Fund	Mutual Fund		799,210
	T Rowe Personal Strategy Growth Fund	Mutual Fund		323,298
	T Rowe Price Blue Chip Growth	Mutual Fund		1,838,187
	T Rowe Price Mid Cap Value	Mutual Fund		540,019
	Vanguard 500 Index Fund-Admiral Class	Mutual Fund		2,601,116
	Vanguard Dividend Growth Fund Investor Shares	Mutual Fund		754,053
	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		32,869
	Vanguard LifeStrategy Growth Fund	Mutual Fund		1,198,818
	Vanguard LifeStrategy Income Fund	Mutual Fund		36,039
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		230,694
	Vanguard Mid-Cap Index Fund-Admiral Shares	Mutual Fund		1,130,534
	Vanguard Retirement Funds	Mutual Fund		2,208,316
	Vanguard Short Term Federal Fund-Admiral Shares	Mutual Fund		388,964
	Vanguard Small Cap Growth Index-Admiral Shares	Mutual Fund		1,029,133
	Vanguard Small Cap Index-Admiral Shares	Mutual Fund		1,086,598
	Vanguard Short Term Investment-Grade Fund Admiral Shares	Mutual Fund		289,960
	Total Mutual Funds			26,505,265

	Fully benefit-responsive investment contract			389,258
*	Self-directed brokerage accounts			5,673,566
	Total investments per financial statements			32,568,089
**	Notes receivable from participants with interest rates of 4.25 percent to 4.75 percent		—	724,020
	Total Investments per Form 5500			$33,292,109

*	Self-directed brokerage accounts include stock of the Plan Sponsor, Access National Corporation, a party-in-interest to the Plan.

**	Each note receivable is payable by a party-in-interest to the Plan.

***	Cost information omitted for participant-directed investments.

SUPPLEMENTAL SCHEDULE

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN
EIN 82-0545425, Plan 001
Form 5500, Schedule H, Part IV
Item 4j - Schedule of Reportable Transactions
Year Ended December 31, 2017

Reportable transactions are transactions or a series of transactions in excess of 5 percent of the value of the Plan assets as of January 1, 2017 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA:

	(a)	(b)	(c)	(d)	(g)	(h)	(i)
	Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
*	Mid Atlantic Trust Company	American Funds Capital World Growth and Income Fund Class R-6	773,819	—	773,819	773,819	—
*	Mid Atlantic Trust Company	American Funds Capital World Growth and Income Fund Class R-6	—	437,309	392,915	437,309	44,394
*	Mid Atlantic Trust Company	American Funds The Income Fund of America Class R-6	6,807,513	—	6,807,513	6,807,513	—
*	Mid Atlantic Trust Company	American Funds The Income Fund of America Class R-6	—	3,050,347	2,945,197	3,050,347	105,150
*	Mid Atlantic Trust Company	T. Rowe Price Blue Chip Growth Fund	622,080	—	622,080	622,080	—
*	Mid Atlantic Trust Company	T. Rowe Price Blue Chip Growth Fund	—	475,965	398,343	475,965	77,622
*	Mid Atlantic Trust Company	The Standard Stable Asset Fund II	524,733	—	524,733	524,733	—
*	Mid Atlantic Trust Company	The Standard Stable Asset Fund II	—	584,065	580,514	584,065	3,551

*	Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation Profit Sharing Plan (As Restated April 1, 2017) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN (As Restated April 1, 2017)
Date: June 29, 2018	By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee